Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board” or “Board of Directors”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on Thursday, 30 May 2019 (the “AGM” or “Meeting”). All resolutions were duly passed.

I.	VOTING RESULTS AT THE AGM

The AGM was held on Thursday, 30 May 2019 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the AGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Shareholders and authorized proxies holding a total of 22,494,994,287 voting shares of the Company, representing 79.586871% of the total voting shares of the Company, attended the AGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the requirements of laws and regulations including the Company Law of the People’s Republic of China (《中華人民共和國公司法》 ), the Rules for Shareholders’ Meetings of Listed Companies (《上市公司股東大會規則》), and the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies (《上海證券交易所上市公 司股東大會網絡投票實施細則》), as well as the relevant provisions of the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	27
including: number of holders of A Shares	26
number of holders of H Shares	1
Total number of shares with voting rights	22,494,994,287
including: total number of shares held by holders of A Shares	19,351,888,236
total number of shares held by holders of H Shares	3,143,106,051
Percentage to the total number of shares with voting rights	79.586871%
including: percentage of shares held by holders of A Shares	68.466620%
percentage of shares held by holders of H Shares	11.120251%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

The Meeting was chaired by Mr. Wang Bin, the Chairman of the Board of Directors. Seven out of the ten Directors of the Company attended the Meeting, while Executive Director Mr. Su Hengxuan, Non-executive Directors Mr. Liu Huimin and Mr. Yin Zhaojun were unable to attend due to other business commitments. Two out of the five Supervisors of the Company attended the Meeting, while Mr. Luo Zhaohui, Mr. Tang Yong and Mr. Huang Xin, all being Supervisors, were unable to attend due to other business commitments. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the AGM are as follows:

		Type of Shareholders	For		Against		Abstain		Attending and Voting
	Resolutions		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions

1	To consider and approve the report of the Board of Directors of the Company for the year 2018	Holders of A Shares	19,351,841,536	99.999759	0	0.000000	46,700	0.000241	19,351,888,236
		Holders of H Shares	3,127,980,066	99.518757	113,440	0.003609	15,012,545	0.477634	3,143,106,051
		Total	22,479,821,602	99.932551	113,440	0.000504	15,059,245	0.066945	22,494,994,287

	The resolution was duly passed as an ordinary resolution.

2	To consider and approve the report of the Board of Supervisors of the Company for the year 2018	Holders of A Shares	19,351,841,536	99.999759	0	0.000000	46,700	0.000241	19,351,888,236
		Holders of H Shares	3,128,001,386	99.519435	94,650	0.003011	15,010,015	0.477554	3,143,106,051
		Total	22,479,842,922	99.932646	94,650	0.000420	15,056,715	0.066934	22,494,994,287

	The resolution was duly passed as an ordinary resolution.

3	To consider and approve the financial report of the Company for the year 2018	Holders of A Shares	19,351,841,436	99.999758	0	0.000000	46,800	0.000242	19,351,888,236
		Holders of H Shares	3,128,001,581	99.519441	98,115	0.003122	15,006,355	0.477437	3,143,106,051
		Total	22,479,843,017	99.932646	98,115	0.000436	15,053,155	0.066918	22,494,994,287

	The resolution was duly passed as an ordinary resolution.

4	To consider and approve the profit distribution plan of the Company for the year 2018	Holders of A Shares	19,351,887,936	99.999998	100	0.000001	200	0.000001	19,351,888,236
		Holders of H Shares	3,130,216,186	99.589900	172,665	0.005494	12,717,200	0.404606	3,143,106,051
		Total	22,482,104,122	99.942698	172,765	0.000768	12,717,400	0.056534	22,494,994,287

	The resolution was duly passed as an ordinary resolution.

5	To consider and approve the remuneration of Directors and Supervisors of the Company	Holders of A Shares	19,351,887,936	99.999998	100	0.000001	200	0.000001	19,351,888,236
		Holders of H Shares	2,967,494,926	94.412816	156,870,020	4.990923	18,741,105	0.596261	3,143,106,051
		Total	22,319,382,862	99.219331	156,870,120	0.697356	18,741,305	0.083313	22,494,994,287

	The resolution was duly passed as an ordinary resolution.

		Type of Shareholders	For		Against		Abstain		Attending and Voting
Resolutions			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
6	To consider and approve the election of Mr. Han Bing as a Non-employee Representative Supervisor of the six session of the Board of Supervisors of the Company	Holders of A Shares	19,351,710,190	99.999080	177,846	0.000919	200	0.000001	19,351,888,236
		Holders of H Shares	2,866,671,497	91.205052	260,031,464	8.273073	16,403,090	0.521875	3,143,106,051
		Total	22,218,381,687	98.770337	260,209,310	1.156743	16,403,290	0.072920	22,494,994,287
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Han Bing as a Supervisor of the Company is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

7	To consider and approve the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings of the Company	Holders of A Shares	19,351,887,836	99.999998	0	0.000000	400	0.000002	19,351,888,236
		Holders of H Shares	3,109,717,722	98.937728	20,642,239	0.656747	12,746,090	0.405525	3,143,106,051
		Total	22,461,605,558	99.851573	20,642,239	0.091763	12,746,490	0.056664	22,494,994,287
	The resolution was duly passed as an ordinary resolution. The amendments to the Procedural Rules for the Shareholders’ General Meetings of the Company shall come into effect after the approval of the CBIRC is obtained.

8	To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings of the Company	Holders of A Shares	19,351,888,036	99.999999	0	0.000000	200	0.000001	19,351,888,236
		Holders of H Shares	3,109,714,722	98.937633	20,638,899	0.656640	12,752,430	0.405727	3,143,106,051
		Total	22,461,602,758	99.851560	20,638,899	0.091749	12,752,630	0.056691	22,494,994,287
	The resolution was duly passed as an ordinary resolution. The amendments to the Procedural Rules for the Board of Directors’ Meetings of the Company shall come into effect after the approval of the CBIRC is obtained.

9	To consider and approve the proposed amendments to the Procedural Rules for the Board of Supervisors’ Meetings of the Company	Holders of A Shares	19,351,888,036	99.999999	0	0.000000	200	0.000001	19,351,888,236
		Holders of H Shares	3,109,710,367	98.937494	20,634,319	0.656495	12,761,365	0.406011	3,143,106,051
		Total	22,461,598,403	99.851541	20,634,319	0.091728	12,761,565	0.056731	22,494,994,287
	The resolution was duly passed as an ordinary resolution. The amendments to the Procedural Rules for the Board of Supervisors’ Meetings of the Company shall come into effect after the approval of the CBIRC is obtained.

10	To consider and approve the remuneration of auditors of the Company for the year 2018 and the appointment of auditors of the Company for the year 2019	Holders of A Shares	19,349,627,325	99.988317	2,260,911	0.011683	0	0.000000	19,351,888,236
		Holders of H Shares	3,099,029,707	98.597682	27,956,604	0.889458	16,119,740	0.512860	3,143,106,051
		Total	22,448,657,032	99.794011	30,217,515	0.134330	16,119,740	0.071659	22,494,994,287
	The resolution was duly passed as an ordinary resolution.

		Type of Shareholders	For		Against		Abstain		Attending and Voting
Resolutions			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As special resolutions
11	To consider and approve the proposed amendments to the Articles of Association of the Company	Holders of A Shares	19,334,544,404	99.910377	13,128,388	0.067840	4,215,444	0.021783	19,351,888,236
		Holders of H Shares	1,048,725,966	33.365911	2,037,149,510	64.813260	57,230,575	1.820829	3,143,106,051
		Total	20,383,270,370	90.612472	2,050,277,898	9.114374	61,446,019	0.273154	22,494,994,287
	The resolution was duly passed as a special resolution. The amendments to the Articles of Association of the Company shall come into effect after the approval of the CBIRC is obtained.

12	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution	Holders of A Shares	19,331,764,066	99.896009	20,124,170	0.103991	0	0.000000	19,351,888,236
		Holders of H Shares	804,540,511	25.596989	2,325,702,750	73.993773	12,862,790	0.409238	3,143,106,051
		Total	20,136,304,577	89.514602	2,345,826,920	10.428217	12,862,790	0.057181	22,494,994,287
	The resolution was duly passed as a special resolution.

13	To consider and approve the overseas issue of senior bonds by the Company	Holders of A Shares	19,351,888,036	99.999999	200	0.000001	0	0.000000	19,351,888,236
		Holders of H Shares	3,130,092,726	99.585972	188,245	0.005990	12,825,080	0.408038	3,143,106,051
		Total	22,481,980,762	99.942149	188,445	0.000838	12,825,080	0.057013	22,494,994,287
	The resolution was duly passed as a special resolution.
As supplemental ordinary resolutions

14	To consider and approve the election of Mr. Li Mingguang as an Executive Director of the sixth session of the Board of Directors of the Company	Holders of A Shares	19,351,878,036	99.999947	10,100	0.000052	100	0.000001	19,351,888,236
		Holders of H Shares	2,863,052,912	91.089924	254,899,259	8.109789	25,153,880	0.800287	3,143,106,051
		Total	22,214,930,948	98.754997	254,909,359	1.133183	25,153,980	0.111820	22,494,994,287
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Li Mingguang as a Director of the Company is subject to the approval of the CBIRC.

15	To consider and approve the election of Mr. Wang Junhui as a Non-executive Director of the sixth session of the Board of Directors of the Company	Holders of A Shares	19,351,877,836	99.999946	10,100	0.000052	300	0.000002	19,351,888,236
		Holders of H Shares	2,831,094,013	90.073130	286,858,083	9.126580	25,153,955	0.800290	3,143,106,051
		Total	22,182,971,849	98.612925	286,868,183	1.275253	25,154,255	0.111822	22,494,994,287
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Wang Junhui as a Director of the Company is subject to the approval of the CBIRC.

	Type of Shareholders	For		Against		Abstain		Attending and Voting
Resolutions		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
Received relevant reports
To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2018

To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2018

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 3 to No. 5, No. 14 and No. 15 proposed at the AGM as follows:

		For		Against		Abstain
Resolutions		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
3	To consider and approve the financial report of the Company for the year 2018	28,311,436	99.834969	0	0.000000	46,800	0.165031

4	To consider and approve the profit distribution plan of the Company for the year 2018	28,357,936	99.998942	100	0.000353	200	0.000705

5	To consider and approve the remuneration of Directors and Supervisors of the Company	28,357,936	99.998942	100	0.000353	200	0.000705

14	To consider and approve the election of Mr. Li Mingguang as an Executive Director of the sixth session of the Board of Directors of the Company	28,348,036	99.964032	10,100	0.035615	100	0.000353

15	To consider and approve the election of Mr. Wang Junhui as a Non-executive Director of the sixth session of the Board of Directors of the Company	28,347,836	99.963326	10,100	0.035616	300	0.001058

The full text of the resolutions other than Resolutions No. 14 and No. 15 is set out in the circular and notice of the AGM dated 12 April 2019, and the full text of Resolutions No. 14 and No. 15 is set out in the supplemental notice of the AGM dated 10 May 2019.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	DISTRIBUTION OF FINAL DIVIDEND

The Company will distribute a final dividend (the “Final Dividend”) of RMB0.16 per share (equivalent to HK$0.18207 per share) (inclusive of tax) for the year ended 31 December 2018 to holders of H Shares whose names appear on the H Share register of members of the Company on Tuesday, 18 June 2019. According to the Articles of Association of the Company, the Final Dividend will be denominated and declared in Renminbi, and the Final Dividend on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.87879: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of the Final Dividend by the AGM.

The H Share register of members of the Company will be closed from Tuesday, 11 June 2019 to Tuesday, 18 June 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the Final Dividend, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 10 June 2019.

The Company has appointed Computershare Hong Kong Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Final Dividend declared for payment to holders of H Shares. It is expected that the Final Dividend will be distributed by the Receiving Agent on Tuesday, 6 August 2019. Relevant cheques will be dispatched to holders of H Shares entitled to receive the Final Dividend by ordinary post at their own risk.

III.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅法》 ) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the Final Dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the names of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

Pursuant to the Individual Income Tax Law of the People’s Republic of China (《中華人民共和國個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the Final Dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of the Final Dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

IV.	PROFIT DISTRIBUTION TO HONG KONG INVESTORS INVESTING IN A SHARES VIA THE SHANGHAI STOCK CONNECT PROGRAM

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, the Final Dividend will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate under such tax treaty will be refunded. The record date and the date of distribution of the Final Dividend and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the holders of A Shares of the Company. The Final Dividend is expected to be paid on Wednesday, 19 June 2019 to the holders of A Shares whose names appear on the A Share register of members of the Company on Tuesday, 18 June 2019. The Company will announce separately the details of the arrangements regarding the distribution of the Final Dividend to the holders of A Shares.

V.	PROFIT DISTRIBUTION TO MAINLAND INVESTORS INVESTING IN H SHARES VIA THE HONG KONG STOCK CONNECT PROGRAM

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the Final Dividend distributed by the Company and distribute such Final Dividend to the relevant investors through its depositary and clearing system. The Final Dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in Renminbi. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the holders of H Shares of the Company. The Final Dividend is expected to be paid on Thursday, 8 August 2019 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81 號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《關於深港股票市場交易互聯互通機制試點有關稅收政 策的通知》（財稅 [2016]127 號）) promulgated on 5 December 2016, and the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《財政部、稅務總局、證監會關於繼續執行滬港股票市場交易互聯互通機制有關 個人所得稅政策的通知》（財稅 [2017]78 號）) promulgated on 17 November 2017:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the Final Dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the Final Dividend pursuant to the above provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold income tax in the distribution of the Final Dividend and the Mainland enterprise investors shall file the tax returns on their own.

By Order of the Board of
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 30 May 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie